SEC 06002320 MISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section RECEIVED FEB 27 2006 WASH, D.C.

SEC FILE NUMBER
8-65390

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2005 (MM/DD/YY) AND ENDING 12/31/2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Quantum Leap Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

16826 Monte Hermosa Drive
(No. and Street)

Pacific Palisades, (City) CAlifornia (State) 90272 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Rodney Hagenbuch, (213) 683-4560
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
(Name – *if individual, state last, first, middle name*)

5535 Balboa Blvd., Suite 214, Encino, California 91316
(Address) (City) (State) (Zip Code)

PROCESSED MAR 20 2006 THOMSON FINANCIAL

PROCESSED MAR 20 2006 THOMSON FINANCIAL

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

3/17/06

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Rodney Hagenbuch, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Quantum Leap Securities, LLC, as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

NONE

360320
Notary Public - California
My Comm. Expires Jun 9, 2006

Notary Public

Rodney Hagenbuch
Signature

President
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRIAN W. ANSON
Certified Public Accountant
5535 Balboa Blvd., Suite 214, Encino, CA 91316 • (818) 501-8800

INDEPENDENT AUDITOR'S REPORT

Board of Members
Quantum Leap Securities, LLC
Los Angeles, California

I have audited the accompanying statement of financial condition of Quantum Leap Securities, LLC. as of December 31, 2005 and the related statements of operations, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Quantum Leap Securities, LLC. as of December 31, 2005 and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on Schedule I-III is presented for purposes of additional analysis and is not required as part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subject to the auditing procedures applied in my audit of the basic financial statements and, in my opinion, is fairly stated in all material respect in relating to the basic financial statements taken as a whole.

This opinion is intended solely for the information and use of the board of directors, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a 5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

BWA CPA

Brian W. Anson
Certified Public Accountant
Encino, California
February 10, 2006

QUANTUM LEAP SECURITIES, LLC

Statement of Financial Condition
December 31, 2005

ASSETS

Cash	$	10,931
Total assets	$	10,931

LIABILITIES AND MEMBERS' EQUITY

Liabilites		
Accrued expenses	$	4,300
Total liabilities		4,300
Members' equity		6,631
Total liabilities and members' equity	$	10,931

The accompanying notes are an integral part of these financial statements

QUANTUM LEAP SECURITIES, LLC

Statement of Income
For the year ended December 31, 2005

REVENUES:	
Commission income	$ 297,878
Total revenues	297,878
EXPENSES:	
Commissions	289,023
NASD regulatory fees	2,170
Professional fees	13,100
Other expenses	1,432
Total expenses	305,725
LOSS BEFORE INCOME TAXES	(7,847)
INCOME TAX PROVISION (Note 2)	
State taxes	800
Total income tax provision	800
NET LOSS	($8,647)

The accompanying notes are an integral part of these financial statements

QUANTUM LEAP SECURITIES, LLC

Statement of Members' Equity
For the year ended December 31, 2005

	Members' Equity	Net Loss	Total Members' Equity
Beginning balance January 1, 2005	$ 6,278		$6,278
Capital contributions	9,000		9,000
Net loss		(8,647)	(8,647)
Ending balance December 31, 2005	$ 15,278	($8,647)	$6,631

The accompanying notes are an integral part of these financial statements

QUANTUM LEAP SECURITIES, LLC

Statement of Cash Flows
For the year ended December 31, 2005

CASH FLOW FROM OPERATING ACTIVITIES		
Net loss	$	(8,647)
Adjustments to reconcile net loss to net cash used in operating activities:		
(Increase) decrease in:		
Accounts receivable		3,043
Increase (decrease) in:		
Accrued expenses		1,800
Total adjustments		4,843
Net cash used in operating activities		(3,804)
CASH FLOW FROM FINANCING ACTIVITIES		
Capital contributed		9,000
Net cash provided by financing activities		9,000
NET DECREASE IN CASH		5,196
Cash - beginning of period		5,735
Cash - end of period	$	10,931
Supplemental disclosure of cash flow information		
Cash paid during the year for:		
Interest	$	-
Income taxes and state LLC fee	$	800

The accompanying notes are an integral part of these financial statements

QUANTUM LEAP SECURITIES, LLC

Notes to Financial Statements
December 31, 2005

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND GENERAL MATTERS:

Quantum Leap Securities, LLC (the "Company") was formed in California on May 28, 2002 and is approved as a securities broker dealer by the Securities and Exchange Commission, the National Association of Securities Dealers and the State of California.

The firm is a Limited Liability company, wholly owned by a parent company (Quantum Leap Institute, LLC.). The parent company is owned by Rodney Hagenbuch and Richard J. Capalbo.

The firm operates on a limited disclosed basis with no clearing firm requirements

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Revenue Recognition:

The firm's fee income is recognized upon consummation of contracts.

Expense Sharing:

The firm entered into an expense sharing agreement where incremental overhead is shared between the firm in its development stage and the firm's officers. The agreement allows for a non- recourse provision where the firm is not liable for such incremental expenses.

Going Concern:

The firm is a development stage company and has not earned any revenue to support its direct expenses. The viability of the firm is a function of the members' capital and future capital contribution. Under Act II Section 1 paragraph (a) of the NASD by-laws, the firm is required to actually transact business for eligibility. The management has indicated that it will transact business pursuant to its membership agreement in the near future.

On December 1, 2005 the firm entered into a prospective sale of the company pending regulatory approval. Under the terms of the sale, the firm's control personnel intends to remain active as registered principals.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive Income:

The Company adopted SFAS No. 130, "Reporting Comprehensive Income," which requires that an enterprise report, by major components and as a single total, the changes in equity. There were no other comprehensive income items for the year ended December 31, 2005.

Concentrations of Credit Risk:

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counters-parties primarily include broker-dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk.

Note 2: INCOME TAXES

The Company was formed as a limited liability company and has elected to be treated as a partnership for Federal Tax purposes, which provides that in lieu of corporate taxes, the members are taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes is included in these financial statements. The State of California has similar regulations, although there exists a minimum franchise tax of $800 per year.

Note 3: NET CAPITAL REQUIREMENTS

The company is subject to the uniform net capital rule (SEC Rule 15c3-1) of the Securities and Exchange Commission, which requires both the maintenance of minimum net capital and the maintenance of maximum ratio of aggregate indebtedness to net capital. At December 31, 2005 the company had a net capital of $6,631 which is $1,631 in excess of the minimum of $5,000 required and its ratio of aggregate indebtedness to net capital was 0.65 which is less than the 15 to 1 maximum ratio of a broker dealer.

Statement of Net Capital
Schedule I
For the year ended December 31, 2005

	Focus 12/31/05	Audit 12/31/05	Change
Members' equity, December 31, 2005	$ 11,110	$ 6,631	4,479
Subtract - Non allowable assets:	3,043	0	3,043
Tentative net capital	8,067	6,631	1,436
Haircuts:	0	0	0
NET CAPITAL	8,067	6,631	1,436
Minimum net capital	5,000	5,000	0
Excess net capital	$3,067	$1,631	1436
Aggregate indebtedness	4,300	4,300	0
Ratio of aggregate indebtedness to net capital	0.53%	0.65%	

The differences between the audit and the focus
filed at December 31, 2005 were caused by year end adjustments

The accompanying notes are an integral part of these financial statements

QUANTUM LEAP SECURITIES, LLC

December 31, 2005

Schedule II
Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission

The Company is exempt from the Reserve Requirement of computation according to the provision of Rule 15c3-3 (k)(1).

Schedule III
Information Relating to Possession or Control
Requirements Under Rule 15c3-3

The Company is exempt from the Rule 15c3-3 as it relates to Possession and Control requirements under the (k)(1) exemptive provision.

BRIAN W. ANSON
Certified Public Accountant
5535 Balboa Blvd., Suite 214, Encino, CA 91316 • (818) 501-8800

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17A-5

Board of Members,
Quantum Leap Securities, LLC
Los Angeles, California

In planning and performing my audit of the financial statements of Quantum Leap Securities, LLC for the year then ended December 31, 2005, I considered its internal control structure, for the purpose for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission, I have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Quantum Leap Securities, LLC that I considered relevant to objectives stated in Rule 17a-5(g), (1) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and the reserve required by Rule 15c3-3(e). I did not review the practices and procedures followed by the Company (i) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or (ii) in complying with the requirements for prompt payment for securities of Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control structure and the practice and procedures referred to in the preceding paragraph in fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the proceeding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of the internal control structure would not necessarily disclose all matters in the internal control that might be material weakness under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving the internal control structure, including procedures for safeguarding securities that I considered to be material weakness as defined above. In addition, my consideration of the internal control structure indicated that the Company was in compliance with the conditions of the exemption under Paragraph (k) (1) of Rule 15c3-3, and no facts came to my attention indicating that such conditions had not been complied with during the period. The scope of my engagement did not include the Anti Money Laundering Provision of the U.S. Patriot Act.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Brian W. Anson
Certified Public Accountant
Encino, California
February 10, 2006